[Independent Bank Corp. Letterhead]

June 17, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, NE

Washington, D.C. 20549

Attention: David Lin

Re:	Independent Bank Corp.
Registration Statement on Form S-4; File No. 333-256810
Request for Acceleration

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-256810) (the “Registration Statement”) filed by Independent Bank Corp. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on June 4, 2021, as amended.

The Company hereby requests that the Registration Statement be made effective at 4:00 p.m. Eastern Time on June 22, 2021, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Exchange Act of 1933, as amended.

Please contact Brandon C. Price of Wachtell, Lipton, Rosen & Katz at (212) 403-1367 or by email at BCPrice@wlrk.com with any questions you may have concerning this request. Please notify Mr. Price when this request for acceleration has been granted.

[SIGNATURE PAGE FOLLOWS]

INDEPENDENT BANK CORP.

By:	/s/ Patricia M. Natale
Name:	Patricia M. Natale
Title:	Deputy General Counsel and Corporate Secretary

cc:	Patricia M. Natale, Independent Bank Corp.

Edward D. Herlihy, Wachtell, Lipton, Rosen & Katz

Brandon C. Price, Wachtell, Lipton, Rosen & Katz